SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 12 February 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

12 February 2019

ALLISON KIRKBY TO JOIN BT BOARD

Allison Kirkby is to join the BT Board as a non-executive director.  Her appointment takes effect from 15 March 2019.

Allison has in-depth experience of the telecommunications sector and has been President & Group CEO of TDC Group since December 2018.  TDC Group is the largest telecommunications company in Denmark. She was previously Group CFO and then President & Group CEO of Tele2 AB, the Swedish based challenger mobile operator. Allison has also held roles within 21st Century Fox, Virgin Media, Procter & Gamble and Guinness.  She has been a non-executive director of Greggs (the UK's leading bakery food-on-the-go retailer) since 2013 and is chair of its audit committee and a member of its nomination and remuneration committees.  She is also a Fellow of the Chartered Institute of Management Accountants.

In welcoming the appointment, BT's Chairman Jan du Plessis, said: "Allison brings to the BT Board valuable and recent experience in the international telecommunications sector. This, combined with her strong experience in driving performance, improving customer service and delivering shareholder value, makes her an excellent addition to the Board. We are delighted to welcome Allison to BT."

Allison added: "I'm extremely proud to be joining the BT Board.  This is an exciting time for the sector and BT is at the forefront of driving change in the industry for the benefit of its customers both domestically and internationally."

- ENDS -

Allison Kirkby biography

Allison is currently President & Group CEO of TDC Group, the largest telecommunications company in Denmark.  In May 2018, the business was acquired by a consortium including 3 Danish pension funds and Macquarie, the Australian infrastructure investor. Allison was appointed CEO in December 2018.

Allison is also currently a non-executive director at Greggs (the UK's leading bakery food-on-the-go retailer), having been on the Board since 2013.  She is also chair of its audit committee and a member of its nomination and remuneration committees.

Between 2014 and 2018, Allison held the positions of Group CFO (2014-2015) and President & Group CEO (2015-2018) at Tele2 AB. Tele2 has operations in Sweden, the Netherlands, Lithuania, Latvia, Estonia, Croatia, Germany and Kazakhstan, with c. 17 million customers.

Allison has worked across the TMT eco-system having been CFO of Shine Group (a division of 21st Century Fox) in 2011-2013, and Executive Director Finance at Virgin Media in 2010-2011. Prior to that she held a number of financial and operational roles at Procter & Gamble between 1990 and 2010.

She qualified as a Chartered Management Accountant in 1990, whilst at Guinness PLC.

Enquiries
Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 12 February 2019